Filed by Sanofi-Synthélabo
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: January 28, 2004

     ON JANUARY 28, 2004, SANOFI-SYNTHÉLABO MADE AVAILABLE FOR PLAYBACK THE RECORDED VIDEO WEBCAST OF THE INFORMATION MEETING HELD IN PARIS ON JANUARY 26, 2004. A TRANSCRIPT IN FRENCH OF THAT INFORMATION MEETING FOLLOWS.

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Important Information

In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo will file with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

At the appropriate time, Sanofi-Synthélabo will issue an offer prospectus in accordance with German law, which will be the only document applicable in connection with the public offer made by Sanofi-Synthélabo to holders of Aventis ordinary shares located in Germany (the “German Offer”). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, when it is commenced, as well as with regard to the information included in the offer prospectus which will be issued in Germany.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking information and statements about Sanofi-Synthélabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Synthélabo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthélabo and Aventis, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Sanofi-Synthélabo will file with the SEC. Sanofi-Synthélabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

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Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

Présentation de l’offre publique
sur Aventis

Introduction

Jean-François DEHECQ
Président-directeur général

Tout d’abord, je vais bien sûr vous remercier d’être tous là et d’être aussi nombreux. Je vais tenter de vous montrer que l’occasion en vaut la peine. Je vais pour ma part essayer de vous le démontrer ou en tout cas vous dire avec beaucoup de clarté et de franchise ce que j’en pense. Je vais commencer par vous dire que, comme vous l’avez appris dans les dépêches – parce que vous avez lu tellement de choses et que certains d’entre vous ont écrit tellement de choses ces derniers jours, qu’il n’y a pas beaucoup d’effet de surprise –. Nous avons pris la décision, avec le support unanime de la totalité des administrateurs de Sanofi-Synthélabo, qui ont d’ailleurs publié un communiqué de presse pour dire qu’ils supportaient l’opération, et qu’ils voteraient en assemblée générale. Je pense que le débat pour savoir s’ils ont étudié suffisamment bien, correctement... Oui, nous avons étudié très correctement, et en faisant attention à tout ce qu’il y avait à faire, en liaison avec la totalité de nos administrateurs, que ce soit avec les administrateurs représentant les grands actionnaires ou que ce soit les administrateurs indépendants, très en détail, bien sûr. Nos administrateurs ont, à l’unanimité, cette nuit – je sais que tout le monde a regardé pour voir combien de temps cela durait et si cela allait se terminer positivement ou non – décidé de lancer une offre publique sur Aventis.

C’est effectivement quelque chose de particulièrement important: avoir l’accord unanime de l’ensemble de ses administrateurs pour une opération de ce type est, je pense, fondamental, et c’est avec grand plaisir que je peux le dire.

Quelle est notre ambition? Notre ambition est claire: nous voulons créer un grand groupe mondial, leader dans la pharmacie. Il nous faudra bien sûr apporter des réponses aux problèmes de santé. Notre métier, c’est d’abord de trouver des produits; c’est d’abord être au service de la santé, des patients. Ce que nous faisons là est de regrouper une très forte capacité de recherche, qu’il faut avoir très bien orientée vers des axes majeurs. Je crois que, sans être prétentieux, non pas à mon égard, mais à l’égard des équipes de recherche de la Maison, je pense que, oui, cette maison Sanofi-Synthélabo a su orienter la recherche vers des projets majeurs et avec succès, après les fusions.

Dans la recherche, il ne suffit pas de dépenser de l’argent. Encore faut-il qu’il soit orienté, dirigé vers ce qu’il y a de plus prometteur. Nous sommes un grand groupe mondial de la pharmacie avec une très forte capacité de recherche. Si on regarde ce Groupe ensuite, vous allez voir tout à l’heure qu’il va bénéficier d’un portefeuille de produits avec un potentiel de croissance très important et un potentiel dans la durée. Il aura une assise financière qui va assurer aux deux entreprises que nous

Paris, le 26 janvier 2004	1

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

rassemblerons la pérennité, et assurer la pérennité, c’est rassurer à la fois les actionnaires et les personnels. Si les personnels ont confiance en la pérennité de l’Entreprise, à ce moment-là ils sont enclins à faire de plus grands efforts.

Avant d’entrer dans le détail de l’offre, j’aimerais éclairer notre approche et puis la vision stratégique. L’offre – cela a été dit et cela a été écrit et confirmé – n’a fait l’objet d’aucune négociation, d’aucune approche récente. Elle est basée sur un projet d’entreprise clair et c’est celui-là que je voudrais vous expliquer ce matin.

Pourquoi avoir fait l’offre de cette manière? Nous avons pensé qu’une proposition de façon publique, directe, ouverte, nous éviterait de nous engager dans un processus long dans lequel nous savons bien qu’au cours des négociations, il y a de la spéculation qui arrive. Toute une série de problèmes se posent qui finalement sont contraires à l’intérêt des actionnaires, contraires à l’intérêt des collaborateurs et surtout contraires au projet lui-même.

Ce projet, au-delà des chiffres qui, comme vous le verrez, sont tous convaincants, vise avant tout à créer une entreprise qui sera l’une des plus belles entreprises du monde pharmaceutique avec un potentiel exceptionnel de croissance grâce à une communauté humaine qui est formée des femmes et des hommes des deux entreprises. Pourquoi est-ce que je dis cela? Là non plus, ce n’est pas un secret. J’ai toujours pensé, j’ai toujours dit, nous avons toujours dit qu’une entreprise, c’est avant tout un capital humain, des valeurs que l’on doit faire vivre, des valeurs sur lesquelles on doit mettre de la chair sur les mots et un esprit.

Si je regarde un peu le passé, je pense vraiment que ce sont les racines même de Sanofi et de Synthélabo qui ont permis de créer cette entreprise, qui est quand même une formidable entreprise, celle que j’ai la très grande fierté de diriger aujourd’hui. Je pense aussi que ce sont les valeurs, que ce sont l’esprit, la culture et le patrimoine de Hoechst, le patrimoine de Roussel-Uclaf, le patrimoine de Rhône Poulenc, pour ne citer que celles-là, qui ont permis de créer, de construire, de bâtir Aventis. Je crois vraiment que c’est en retournant dans ces racines, en puisant dans l’histoire des deux entreprises, que l’on va pouvoir associer, regrouper les collaborateurs pour créer un groupe fier de son passé, fier de toute cette histoire, un groupe solidaire dans un objectif commun, c’est cela notre ambition.

Si je regarde notre histoire récente ces dernières années, je pense que nous avons bien montré notre capacité à réussir dans le respect des cultures des hommes et des femmes lors de la récente fusion. Cette fusion a non seulement repris les héritages mais elle les a enrichis. Le coup d’accélérateur qui a été donné aux deux entreprises est bien un enrichissement des héritages, est bien le rassemblement autour d’un projet commun. Je crois que nous nous sommes projetés de manière extrêmement dynamique avec un certain nombre de succès assez exemplaires aussi bien dans le domaine de la recherche que dans celui du développement, de l’activité même de l’Entreprise et de la création de valeur.

Ce que nous proposons aujourd’hui à Aventis est de créer ce grand groupe mondial, numéro 1 en Europe capable d’affronter l’avenir de manière pérenne. Ce que nous proposons aux collaborateurs d’Aventis, c’est de participer à un projet enthousiasmant, un vrai projet d’avenir, un projet au coeur des préoccupations des gens, dans lequel ils vont pouvoir mettre toute leur passion, toute leur énergie. Car nous avons des atouts complémentaires et des talents complémentaires. Ensemble, nous allons pouvoir travailler à un avenir brillant pour la Santé, pour nos deux entreprises et donc pour nos actionnaires. Ce que nous proposons aux actionnaires et au Conseil d’Administration

Paris, le 26 janvier 2004	2

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

d’Aventis, c’est de favoriser la création d’une entreprise forte, durable, plus forte que chacune prise individuellement, assurée de développements et de perspectives exceptionnels, et ceci est rendu possible par la réunion, par le rassemblement des forces des deux groupes sur un ambitieux projet commun. Je n’ai pas besoin de vous le dire. Nous croyons très, très fortement à ce projet et c’est maintenant qu’il faut le réaliser. Dans un monde qui est quand même hautement compétitif – on lit, vous écrivez, ce monde est vraiment très, très compétitif – il faut donner une dimension nouvelle à notre vision stratégique, il faut regrouper nos moyens pour avoir un projet fort qui réponde à trois objectifs. Le premier, parce que c’est notre métier et notre devoir: mettre au service des patients des médicaments innovants. Cela nous impose des contraintes en matière de recherche, de développement. Il faut mieux gérer les contraintes de notre secteur et ces contraintes sont de plus en plus importantes. Il en arrive des nouvelles tous les jours, dans tous les pays du monde. Il faut mieux les gérer et on les gèrera mieux ensemble. Et puis il faut assurer une croissance. Si nous n’assurons pas une croissance, on ne peut pas avancer et on ne peut pas régler les problèmes qui se poseront. Il faut une croissance forte, durable, donc avec des perspectives à moyen et long terme. Il faut que cette croissance forte et durable soit aussi profitable parce que l’Entreprise appartient aux actionnaires qui investissent dans cette entreprise et qui s’attendent à ce que, épousant les projets de l’Entreprise, cela se termine par quelque chose qui rémunère normalement et le mieux possible leur mise et le risque qu’ils ont pris.

Sur quoi est fondé ce projet?

Parce qu’il y a les mots, mais après il faut entrer dans le détail. Il y a quatre axes majeurs.

Premièrement, il va falloir exploiter de manière optimale tous les produits existants de Sanofi-Synthélabo et d’Aventis. Nous l’avons fait. Il faut le faire et nous le ferons avec l’ensemble Sanofi-Synthélabo-Aventis. C’est le premier point. Je me répète un peu, mais l’optimisation de nos ressources en matière de recherche et de développement sur des projets innovants et des projets porteurs, c’est fondamental, c’est la base de notre métier. Donc une grosse masse de recherche, sans doute la troisième recherche au monde en termes de masse. Il faut la traduire par la meilleure recherche au monde en matière d’innovation. Nous avons fait des choses pas mal. Ils ont fait des choses pas mal dans Sanofi-Synthélabo (en se tournant vers son équipe), même très bien. Nous le ferons dans l’ensemble Sanofi-Synthélabo-Aventis.

Après, il y a tout ce qu’on appelle les forces Marketing-Commercial. la nécessité d’une couverture mondiale, équilibrée, mais adaptée aux contextes locaux. Il n’y a pas de règle du jeu. Un des slogans de la maison, c’est qu’il n’y a pas de petits produits, il n’y a pas de petits marchés. Nous devons nous battre sur tout et partout. Nous l’avons fait et c’est la raison de cette croissance qui surperforme les marchés, comme nous pourrons vous le montrer tout à l’heure. Nous l’avons fait et nous le ferons. C’est un deuxième objectif.

Et puis je crois quand même que dans ce monde pharmaceutique, où je disais tout à l’heure que des challenges nouveaux arrivaient tous les jours, je pense que dans ce monde pharmaceutique, tous ces phénomènes émergents – on n’a peut-être pas le temps de parler de tout cela, mais je pense beaucoup y compris au monde du Sud, à la nécessité de donner accès aux médicaments – je pense que la gestion de tous ces phénomènes émergents doit être anticipé. Et on sera plus fort en se mettant ensemble pour les anticiper. Plus que jamais, cette industrie, notre industrie, notre développement doivent être construits sur la qualité de la recherche, sur son adéquation aux besoins de santé.

Paris, le 26 janvier 2004	3

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

Pour cela, il faut une croissance forte, parce qu’il faut une croissance forte pour pouvoir dépenser beaucoup d’argent. C’est cela qu’il faut. Bien sûr, l’optimisation des moyens, la rationalisation des coûts, c’est important et il faut le faire. Mais cela ne suffit absolument pas à construire un projet, à bâtir un projet, un vrai projet, c’est-à-dire un projet qui rassemble les femmes et les hommes des entreprises. C’est à cela que nous voulons aboutir. Je vais vous passer maintenant quelques slides pour vous dire où en on est et qu’est-ce que cela veut dire. J’ai un renvoi, c’est parfait.

L’offre que nous faisons aux actionnaires d’Aventis est la suivante. Je vous l’ai dit, c’est d’abord un vrai projet stratégique. Un vrai projet stratégique, c’est d’abord un projet d’entreprise, créateur d’une croissance forte, durable, profitable. C’est bien sûr là-dessus que je vais parler. C’est une mise en oeuvre rapide, parce qu’un corps social de 100 000 personnes, cela ne peut pas attendre des discussions et des élucubrations très longues pour se mettre à marcher et à courir surtout. Nous n’allons pas faire quelque chose pour voir des gens assis attendant ce qui se passe. Il faut donc aller vite. C’est comme cela qu’on gagne. Il faut être rapide pour être efficace. C’est pour cela que nous pensons que la conduite par Sanofi-Synthélabo est quelque chose d’important. Nous avons prévu 1,6 milliard de synergies, des synergies positives, des synergies négatives – nous en reparlerons tout à l’heure. C’est la moyenne de ce qu’ont fait toutes les grandes fusions au cours des dernières années. Nous ne sommes donc pas très originaux. L’offre nous paraît vraiment très attractive. C’est pour cela que nous sommes convaincus que les actionnaires d’Aventis nous suivront. Nous allons leur expliquer pourquoi cette offre est attractive. Oui, cette offre, cette opération est créatrice de valeur pour l’ensemble des actionnaires, des deux côtés, des deux maisons. Elle est vraiment dans l’intérêt des salariés dans la mesure où elle assure une pérennité qui est très très loin d’être assurée. Elle est aussi dans l’intérêt des patients. Qu’est-ce qu’on fait? Il s’agit bien sûr de la création du leader avec sa croissance forte, durable et profitable. Je le disais tout à l’heure et j’y reviendrai dans d’autres slides : accélérer la croissance dans tous les pays, sur tous les produits. Veiller à optimiser les grands lancements, j’en ai aussi parlé tout à l’heure. La combinaison des moyens va nous donner effectivement une capacité que nous n’aurions pas, ni les uns ni les autres, seuls. Accélérer la R&D et accélérer surtout les résultats de R&D en combinant les ressources et en recentrant bien les choses sur les produits les plus prometteurs. Et puis améliorer la rentabilité par une dynamique de croissance, qui est liée bien sûr à l’optimisation des moyens. Un projet qui rassemble, c’est d’abord un projet où les gens savent où ils vont, et savent qu’ils vont avancer et avancer vite.

Le groupe Sanofi-Synthélabo, je pense, a tenu ses promesses. Il croît nettement plus vite que la moyenne de ses concurrents, on le verra tout à l’heure, tant en matière de chiffre d’affaires que de résultat. J’enfonce là des portes ouvertes. Je crois aussi qu’une entreprise, ce n’est pas une petite poignée au sommet qui la fait. Si cette entreprise que je mène est ce qu’elle est, c’est grâce au travail de tous, du portier au PDG. C’est ceux-là qu’il faut rassembler. Notre capacité à faire en sorte que la totalité de l’Entreprise se sente concernée, que la totalité de l’Entreprise se sente regroupée en choisissant au mieux les meilleures compétences, pour aboutir au projet, me paraît là aussi un point fondamental sur lequel notre histoire est là.

C’est une offre attractive. Pourquoi? Tout d’abord pour la prime. On a pris la moyenne des cours du dernier mois, qui est déjà meilleure que la moyenne des 12 mois. Restons sur le dernier mois. On a retiré les deux jours de spéculation assez exceptionnels de jeudi et vendredi. L’offre que l’on fait correspond à une prime de 15,2% à un mois. Elle valorise Aventis à 47 milliards d’euros. C’est une offres qui est mixte, 19% en numéraire, 81% en actions. Avec ce montage, elle est relutive. Bien sûr qu’elle est intéressante pour les actionnaires d’Aventis. Mais bien sûr qu’elle est intéressante pour les actionnaires de Sanofi-Synthélabo. En effet, le montage est tel que cette offre est pour eux relutive dès la première année. Après, il y a tout une histoire de comptabilisation de l’opération; je

Paris, le 26 janvier 2004	4

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

demanderai à Jean-Claude de vous en parler tout à l’heure. Et puis elle est attractive parce que l’on sait qu’elle est totalement soutenue par les deux actionnaires principaux que sont Total et L’Oréal. Et cela donne une grande sécurité à l’offre.

Après avoir mis en place tous les éléments pour créer et expliquer pourquoi ce leader génèrera cette croissance forte, durable et profitable, cela se traduira par un multiple boursier qui doit se retrouver en ligne avec les meilleurs de l’industrie pharmaceutique et donc une revalorisation du titre. C’est aussi quelque chose qui paraît évident. Je m’excuse, j’ai l’air de lire et vous n’avez pas l’habitude de me voir en train de regarder les écrans. Mais vous savez, quand on est dans une opération comme cela, il faut faire très attention à ce qu’on dit. On m’a donné tellement de conseils, que je suis un petit peu moins à l’aise que d’habitude. Mais cela ne fait rien, il y a des choses que je veux vous dire et je vous les dirai quand même, je n’ai pas du tout l’habitude d’avoir une langue de bois ou une langue de papier.

Qu’est-ce que Sanofi-Synthélabo, qu’est-ce qu’Aventis? On prend les IMS pour avoir quelque chose d’indiscutable, pour ne pas chicaner sur les chiffres. Si l’on regarde, l’industrie mondiale, voilà ce qu’elle est. La petite Sanofi-Synthélabo certes croît très vite mais elle a beau croître très vite, il lui sera difficile d’arriver dans le paquet des grands. La maison Aventis, en plein milieu, ne croît pas très vite. En rassemblant tout cela, cela nous amène au numéro 3. Numéro 3 ou numéro 2, on ne va se battre là-dessus. Ce sont les moyennes sur les 12 derniers mois, sur des IMS arrêtées au 30 septembre 2003. On n’avait pas d’autres statistiques. On aura les statistiques à fin 2003 seulement dans quelques semaines. Cela sera encore meilleur en termes de croissance et en termes de croissance comparative de Sanofi-Synthélabo et de ses concurrents. On est numéro 3 et pas numéro 2. Nous n’avons pas les chiffres de Behring, qui est une affaire qui semble être largement en voie de cession. Cela explique le petit écart entre numéro 2 et numéro 3. Je pense que numéro 3, c’est très bien. Ce n’est pas un concours. L’objectif est d’être fort, mais pas forcément d’arriver à un classement trop précis.

Voilà les deux entreprises qui vont se regrouper. Je ne vais pas reprendre tous les éléments, cela serait trop long et ne vous laisserait pas le temps de poser des questions. En termes de chiffre d’affaires sur le core business, Aventis est en gros deux fois plus importante que la maison Sanofi-Synthélabo. Les domaines d’excellence sont importants. On y reviendra tout à l’heure. Il y a assez peu de recouvrements. En termes de salariés, on en compte 32 500 chez nous et autour de 70 000 chez Aventis. On voit bien que le rapport des chiffres d’affaires et le rapport des effectifs est à peu près du même ordre. Après, il y a la capitalisation boursière. Les capitalisations boursières sont les mêmes. C’est le marché qui parle. Je n’ai pas de jugement à porter là-dessus. Je remonte à la ligne d’au-dessus et je me dis qu’il y a peut-être là-dedans quelque chose qui a un sens. Quand la marge nette 2002 tourne autour de 15% chez Aventis et de 24 ou 25% chez Sanofi-Synthélabo, on comprend peut-être un petit peu mieux pourquoi les capitalisations boursières sont les mêmes.

Le schéma global prévoit un chiffre d’affaires de 25 milliards d’euros. Pourquoi 25? C’est un peu plus bien sûr. Les IMS ne saisissent pas la totalité des ventes alors qu’il s’agit là des ventes internes des deux maisons telles qu’elles les ont déclarées en 2002. Donc c’est un peu plus élevé, mais il n’y a pas erreur de chiffre. La part du marché mondial sera de 5%. Ce n’est pas monstrueux, mais cela commence à être pas mal. Le budget de R&D sera le troisième et avoisinera les 4 milliards d’euros. Les moyens mis dans la recherche seront de 4 milliards d’euros. Il s’agira d’une société à racine européenne, une société profondément ancrée en Europe. Elle sera lourde et forte en France, elle sera forte, très forte en Allemagne. Elle aura une présence aux Etats-Unis qui très significative et

Paris, le 26 janvier 2004	5

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

une présence directe au Japon. Sanofi-Synthélabo Aventis sera un grand groupe très ancré en Europe, le groupe numéro 1 en Europe, avec une vision mondiale largement affirmée.

En matière de position géographique, nous serons le numéro 1 en Europe, vous le savez, Europe de l’Est et Europe occidentale, avec un peu plus de 9% du marché européen et un peu plus de 10 milliards d’euros de chiffre d’affaires. Il est important d’être très fort et en forte croissance sur son propre marché. C’est quelque chose qui a toujours renforcé les entreprises.

Plus au sud, nous serons numéro 2 en Amérique latine, numéro 1 sur l’Afrique-Moyen Orient, numéro 3 dans le Sud-Est asiatique, avec des croissances qui sont assez exceptionnelles et des parts de marché importantes. Aux Etats-Unis, nous n’étions rien il y a 5 ans. Voyez où nous en sommes. Nous sommes arrivés, en développé, à 4 milliards de dollars en l’espace de 5 ans. La maison Aventis s’était déjà elle aussi beaucoup développée. C’est bien sûr 8 milliards, si l’on ajoute notre part des produits Plavix® et Avapro® sur le marché américain, on approcherait les 10 milliards. Nous avons une position correspondant à 5% du marché. C’est encore peu parce que cela nous place au huitième ou neuvième rang sur le marché américain. Mais vous avez lu les chiffres de 2003. Ce qui est intéressant, c’est que, quand même, la petite maison Sanofi-Synthélabo devenue grande sur le marché américain est incontestablement la plus forte croissance du marché américain en 2003, puisque nous avons dépassé les 30% de croissance, sur un volume de l’ordre de 4 milliards de dollars. Il ne s’agit plus simplement d’une petite chose, cela devient une très grande chose à forte croissance.

Très belle implantation aux Etats-Unis, très solide en Europe et dans le reste du monde, et une position japonaise encore faible, puisque les produits de Sanofi-Synthélabo sont pratiquement tous des produits qui sont encore en joint-venture. D’ailleurs, nous venons de démarrer notre implantation directe. Mais il a encore une marge de croissance importante sur les Etats-Unis et sur le Japon.

J’irai vite sur les atouts pour ne pas me répéter.

•	Je pense que personne ne conteste la productivité de la recherche.

•	Un portefeuille de R & D avec quelques perspectives de produits, qui commencent à avoir la confiance des analystes et de vous tous. Ce sont des produits gigantesques pour le futur, dont le Rimonabant. Nous avons effectivement des produits à très fort potentiel.

•	Forte croissance dans tous les pays, qui surperforme largement le marché.

•	Une des grandes caractéristiques, une des réussites de Sanofi-Synthélabo est sa défense des produits matures, alors que presque tous nos concurrents, et notamment la maison Aventis, ont des décroissances très fortes de ce fameux fond de portefeuille, mais qui représente encore des pourcentages très importants de chiffres d’affaires.

La majorité de nos concurrents, l’immense majorité de nos concurrents ont des décroissances rapides. Nous, nous nous battons sur tout et dans tous les pays. Et nous avons non seulement une stabilité de ce portefeuille, mais si on regarde l’année 2003, nous sommes en croissance sur ces produits matures. C’est une des grandes forces, parce que quand vous êtes capables de défendre des produits matures, des produits qui sont en compétition avec les génériques, des produits qui sont en

Paris, le 26 janvier 2004	6

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

bataille depuis vingt, trente ans sur les marchés, et que vous continuez à les maintenir, à les faire croître, je pense que là, c’est un atout fort.

Les atouts d’Aventis

Aventis a des moyens de recherche extrêmement importants, on l’a déjà dit. Il y a une véritable expertise. Le travail d’Aventis dans le domaine des vaccins est exceptionnel, en position de leader. Il y a une vraie expertise dans le Life cycle management, le travail sur les produits. Ce qu’ils ont fait sur Lovenox®, c’est formidable. Ce qu’ils ont fait sur le développement de Taxotere® et les produits qui ont suivi, c’est aussi formidable. Ce sont des axes d’excellence. Je pense qu’il y a une vraie expertise, même si nous aussi, nous avons une très forte expertise dans le Life cycle management.

Les implantations américaines et japonaises sont aussi des atouts. Il y a une complémentarité entre nos atouts respectifs.

« Pour créer plus de valeur »

Je ne reviendrai pas sur ce transparent qui, à la relecture, me paraît reprendre beaucoup des éléments déjà évoqués dans le discours introductif. On peut citer trois ou quatre points essentiels pour créer de la valeur. Le dernier point: créer une équipe fière de ses histoires et solidaire de ses projets communs. C’est avec ça qu’on gagne une bataille.

« Un portefeuille de médicaments à forte croissance »

Neuf produits font plus de 500 millions d’euros de chiffre d’affaires. Ce qui n’est pas banal, c’est le rythme de croissance que continuent d’avoir ces produits! Le portefeuille de produits existants affiche des croissances élevées: 41% pour Plavix®, 21% pour le Stilnox, 27% pour le Taxotere®, 28% pour l’Aprovel®, 173% pour l’Eloxatine®, 104% pour le Lantus. C’est quand même impressionnant. Ce n’est pas seulement des produits qui ont atteint un niveau important de chiffre d’affaires; ce sont aussi des produits en forte croissance, et qui le seront encore pour un certain temps. Ce sont des produits à lancement récent, mais qui ont vocation à monter dans cette fameuse catégorie des 500 millions d’euros.

« Des produits majeurs dans des domaines thérapeutiques à forte croissance »

Figurent en foncé les classes thérapeutiques dans lesquelles sont nos principaux produits. Vous avez en bleu les produits de Sanofi-Synthélabo, en orange les produits d’Aventis. Il est frappant de constater que les classes thérapeutiques dans lesquelles nous sommes présents sont des classes dont le rythme de croissance est supérieur ou égal à 15%. C’est important car c’est porteur du développement dont je parlais tout à l’heure.

On retrouve le cardiovasculaire (10%) : nous sommes dans cette classe, et notamment avec Avapro®, dans la classe de l’hypertension, dans la sous-classe des angiotensines 2, où la croissance est de plus de 20%. Donc, tous nos produits forts font partie de classes thérapeutiques dont la croissance est supérieure à 15%.

« Un portefeuille et des budgets de R & D garants d’une croissance à long terme »

Paris, le 26 janvier 2004	7

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

Nous avons essayé de rétablir avec les éléments qui sont publics ce qui est le portefeuille, sous la forme que nous avons l’habitude de présenter.

Vous ne trouvez pas la phase 2A et la phase 2B. Pour ma part, j’aime introduire cette distinction. Le 2A commence à rigoler, le 2B commence à beaucoup rigoler, et en 3, on est bon! Là, n’ayant pas les éléments pour pouvoir dissocier les phases 2A et 2B chez nos amis d’Aventis, nous nous sommes contentés de lister les phases 2. Je vous dirai tout de suite qu’en phase 2, la moitié des projets est Aventis et l’autre moitié Sanofi-Synthélabo.

Dans les phases avancées (phase 3 et Life cycle management), avec le même code couleur (bleu chez nous, orange chez eux), vous avez une répartition qui est sensiblement de moitié-moitié, avec des secteurs comme le Système Nerveux Central... Je vous ai toujours dit que cette maison serait l’un des grands du Système Nerveux Central avant la fin de la décennie. Là, il n’y a que nous, avec, comme vous le savez, une quantité impressionnante de molécules et d’autres qui frisent la phase 3. On pourrait se dire, et là, je ne ferai pas de conclusions, la recherche (1,3 milliard chez nous, 2,8 milliard chez eux) est dans la même proportion. On arrive au même nombre.

« Un fort potentiel de développement aux Etats-Unis »

Aux Etats-Unis, il y a un fort potentiel. Je ne vais pas reprendre la liste des produits, ce serait trop long. Nous avons intégré la liste des produits à forte croissance actuelle, les lancements qui sont attendus sur le marché américain (l’UroXatral est déjà parti) et des molécules.

Je voulais simplement, à travers ce transparent, vous montrer ce que cela signifie en termes de force de vente. C’est une énorme force de vente sur le marché américain, d’autant plus qu’il faudrait ajouter une partie de la force de vente de BMS, qui est en co-promotion avec nous sur Plavix® et Avapro® . Il est clair que cela donne une puissance sur le territoire américain qui est parmi les premiers, à l’exception de Pfizer.

« Les synergies »

C’est sans doute la première fois, et la dernière d’ailleurs, que je ne serai pas direct, franc et sans langue de bois. Je vais vous expliquer pourquoi.

On a mis le 1,6 milliard d’euros, qui figure dans les communiqués, et qui correspond à 6,4% du CA pro forma 2002. C’est la moyenne des 10 ou 15 dernières fusions/rapprochements qui sont intervenues dans le domaine de la pharmacie.

Les coûts de restructuration sont de 2 milliards d’euros. J’entendais ce matin certains propos sur la “casse sociale” que cela pourrait induire. Nous avons mis 2 milliards car c’est le ratio moyen de la profession et, en face des synergies, quels sont les coûts de restructuration?

Bien sûr, il y aura des synergies de coûts, qui vont résulter de l’optimisation des structures, de l’optimisation des moyens. C’est une évidence. Il faut le faire, on le fera comme on l’a fait dans notre précédente fusion.

Je pense qu’il y a, là, un élément extrêmement important et sur lequel notre dernière fusion nous donne confiance: les synergies de chiffre d’affaires générées par l’amélioration des produits, l’amélioration de la vente des produits. Vous verrez la croissance. Il faut augmenter la croissance. Nous pouvons augmenter la croissance des produits et nous augmenterons la croissance des

Paris, le 26 janvier 2004	8

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

produits. Ce sont des richesses extraordinaires parce que, tout d’abord, elles sont génératrices de profit très rapidement. En même temps, elles sont génératrices d’un énorme travail. Cela remplit les usines, cela remplit les forces de vente. C’est comme cela que l’on parvient à résoudre les problèmes.

Pourquoi est-ce que je vous dis cela? Pourquoi n’ai-je pas décomposé en morceaux? Vous ne parlez pas des sureffectifs, de ce que cela va coûter... Il y a une culture qui est la mienne depuis trente ans. Cela a été la culture de la Maison. On traite les problèmes sociaux d’abord avec les partenaires sociaux. On les regarde d’abord avec les partenaires sociaux. On cherche la meilleure solution avec les partenaires sociaux. Nous ne sommes pas toujours d’accord – loin de là – et on prend les décisions qu’il faut prendre et on les exécute. Nous ne parlons pas d’abord dans les enceintes hors partenaires sociaux. C’est d’abord avec les partenaires sociaux que nous parlons et je tiens beaucoup à respecter cette règle du jeu qui compte beaucoup avec les échanges du personnel de la Maison, à ses équipes de Direction.

Vous allez dire: ils sont bons, ils sont un peu prétentieux. Mais oui, nous sommes bons! Nous sommes bons pas seulement parce que nous avons envie de le dire et de le crier. Nous sommes bons parce que nous avons un “track record”. Nous avons dit des choses au moment de la fusion Sanofi-Synthélabo et il y a des résultats. Nous avons dit que nous allions accélérer le développement international: croissance très supérieure au marché. Nous avons dit que nous allions nous implanter aux Etats-Unis: il y avait 1,4 milliard en 1999, il y a 4 milliards en 2003 et il y en aura plus de 5 en 2004. Le chiffre que je viens de donner, vous n’êtes pas autorisés à le donner. La réussite de la reprise d’Ambien® aussi. Tout le monde a dit: Ils vont reprendre Ambien®! Après Searle, après Pharmacia, comment cette petite Sanofi-Synthélabo – qui à l’époque était encore en construction aux Etats-Unis – va-t-elle réussir? Eh bien d’un produit qui faisait 450 millions de dollars de chiffre d’affaires, nous en avons fait un produit qui s’en va vers les 2 milliards en très peu de temps. Un boosting dans la croissance extraordinaire. C’est avec des gens qui se battent aux Etats-Unis que nous l’avons fait.

Le développement international, c’est la poursuite du dynamisme de la R&D. Contrairement à ce que certains pensaient, voyez où Eloxatine s’en va aujourd’hui. Je pense que tout ce que nous avons pu faire... L’enregistrement d’Uroxatral aux Etats-Unis, l’enregistrement d’Arixtra®.. Il le deviendra au fur et à mesure. Nous avons neuf produits en phase II et en phase III, huit produits en phase IIb. Je crois que ce n’est pas la peine que je vous dise que notre recherche est particulièrement productive. Nous avons promis des synergies. Nous avons promis de transformer la recherche de Synthélabo en une recherche dynamique comme celle de Sanofi. Aujourd’hui, dans Sanofi-Synthélabo Recherche, les gars ne savent plus ce qu’étaient Sanofi et Synthélabo: ils sont tous sur des projets prioritaires et ils sont tous très fiers de faire partie de cette recherche.

Nous avons dit que nous ferions des synergies et nous les avons pleinement réalisées selon le calendrier annoncé. Les prochaines seront réalisées selon le calendrier annoncé.

L’accélération des croissances des résultats: voyez ce chiffre. Un des meilleurs taux de croissance de l’industrie pharmaceutique, tout le monde le sait. 42% de croissance du BNPA en moyenne entre 1999 et 2002. Ce n’est quand même pas mal. C’était une promesse d’améliorer la profitabilité, comme je vous ai fait tout à l’heure la promesse d’améliorer la profitabilité de la nouvelle entité.

Cette slide, j’ose à peine la commenter. Vous avez en jaune le marché, en bleu, la croissance annuelle des ventes de Sanofi-Synthélabo, en vert la croissance annuelle des ventes d’Aventis.

Paris, le 26 janvier 2004	9

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

Regardez la courbe bleue et la courbe verte. Prenez l’Amérique du Nord. C’est un territoire important. Regardez le marché: sur un marché en forte décroissance, vous voyez les performances. En Europe, marché difficile s’il en est, surperformance très nette par rapport au marché de la maison Sanofi-Synthélabo. Le reste du monde, je n’en parle même pas. Oui, se battre sur tous les produits, sur tous les marchés, cela donne cela: cela donne 20% de croissance quand le marché est en dessous de 10. Cette slide se suffit à elle-même.

La performance financière, je crois que c’est sa continuité qui est intéressante. On peut faire des moyennes: si on fait quelques milliards de pertes une année et que l’on gagne un peu d’argent la suivante, cela fait une moyenne de croissance formidable. Nous, ce n’est pas cela. On pourrait prendre la croissance sur 30 ans et vous verriez. Je sais que c’est cette continuité dans la croissance du chiffre d’affaires, cette continuité dans la croissance du BNPA. Je n’y reviens pas, mais c’est tout de même pas mal.

Voilà 2003. Vous pouvez dire: il nous parle seulement de 2002 et pas de 2003. Je pense que nous n’allons pas avoir à rougir au fur et à mesure que les grands groupes vont sortir leur croissance de chiffre d’affaires en 2003. J’attends ceux qui vont sortir leur chiffre d’affaires consolidé – histoire que l’on compare des choses qui sont comparables. Nous ne pouvons pas, avec les écarts du dollar, nous comparer à des gens qui consolident en dollars alors que nous consolidons en euros. A chiffre comparable, ce qui est vraiment représentatif de l’activité, j’attends entre 15 et 20% de croissance. Nous avons publié 15,6% avec une forte croissance régulière et un accroissement de cette croissance pendant l’année – 15% en consolidé et 20% en tenant compte de nos affaires américaines. Dans tous les pays, dans toutes les grandes zones, nous avons des croissance de 10%, 13%. Les grands produits sont à plus de 26 ou 27% de croissance. Le reste du portefeuille a continué.

Je vais passer la parole à Jean-Claude Leroy pour vous expliquer un peu mieux en quoi cette offre est attractive.

Paris, le 26 janvier 2004	10

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

Présentation de l’offre

Jean-Claude LEROY
Directeur de la stratégie

Bonjour. Eh bien oui, je vais revenir sur les termes financiers de cette offre, qui comme vous le voyez valorise l’action Aventis à 60,43 euros. Comment avons-nous fait? Nous avons effectivement neutralisé les deux derniers jours de Bourse, jeudi et vendredi, qui se sont caractérisés à la fois par beaucoup de spéculations au niveau des cours mais également des volumes extraordinaires et c’est la raison pour laquelle nous avons arrêté les compteurs au 21 janvier. L’expression principale de cette prime, qui valorise cette action à 60,43 euros, c’est une prime de 15,2% par rapport la moyenne sur un mois – je vais revenir sur cette moyenne – se terminant le 21 janvier. Ce que vous pouvez constater, en regardant par rapport aux autres moyennes, que ce soit à trois mois, que ce soit au spot, c’est que la prime est toujours du même ordre de grandeur. J’insisterai aussi sur la comparaison que l’on peut faire notamment par rapport au plus haut cours atteint par Aventis, le 19 janvier, pendant une période qui était déjà un petit peu perturbée. Vous voyez que cette prime est encore de 13%.

Quelques mots sur la caractéristique de l’offre. Comme vous le savez, Aventis est cotée en France, aux Etats-Unis et en Allemagne. Notre offre est donc déposée dans ces trois pays. Nous avons choisi une structure mixte (dite mix and match) dans laquelle nous offrons à la fois des titres Sanofi-Synthélabo et du numéraire. Nous avons pour ceci une offre principale et deux branches subsidiaires : une branche dite OPE et une branche dite OPA. L’offre principale, c’est donc cinq actions Sanofi-Synthélabo et 69 euros de numéraires pour six actions d’Aventis, dividende 2003 attaché.

En ce qui concerne l’offre subsidiaire OPE, 35 actions Sanofi-Synthélabo pour 34 actions Aventis. Bien sûr, s’agissant de l’offre en numéraire, 60,43 euros pour une action Aventis, là encore, toutes ces offres sont “ Sanofi-Synthélabo 2003 “ coupon attaché, c’est-à-dire que les actions seront créées avec droit à dividendes 2003. Les actionnaires d’Aventis auront donc le choix de prendre soit l’offre principale, soit l’offre “ tout titre “, soit l’offre “ tout cash ”. Nous y avons posé une condition générale, c’est que nous respections un ratio d’équilibre. Ce ratio sera in fine de 81% de titres et 19% de cash. Je disais “ dividendes Sanofi-Synthélabo attachés “. Nous avons prévu deux cas de figure selon la date de clôture de l’offre, qui concerne le paiement du dividende d’Aventis. Si la clôture de l’offre intervient avant le paiement du dividende d’Aventis, ce sont les termes que je viens de vous donner. Si à l’inverse, le dividende d’Aventis était payé avant la clôture de l’offre, nous avons prévu un mécanisme au terme duquel le dividende qui aurait été payé aux actionnaires serait déduit des termes de notre offre. Mais je vous rappelle ce que je vous disais au départ. Les actionnaires d’Aventis auront droit aux dividendes de Sanofi-Synthélabo 2003, et dans tous les cas de figure recevront un dividende et un seul, celui de Sanofi-Synthélabo.

Quelques mots sur les caractéristiques particulières de cette offre. D’abord, elle est conditionnelle à l’obtention d’un petit plus de 50% du capital et des droits de vote totalement dilués d’Aventis. Elle est conditionnelle à l’achèvement de la revue par les autorités américaines de la concurrence. Elle est également conditionnelle au vote de notre assemblée générale extraordinaire pour autoriser l’augmentation de capital. Jean-François le disait tout à l’heure. Vous savez que nos deux actionnaires principaux se sont déjà engagés à voter la résolution d’augmentation de capital. Enfin,

Paris, le 26 janvier 2004	11

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

à titre d’information, cette prime de 15,2% et cette composante de 81/19% conduisent à ce que les actionnaires actuels de Sanofi-Synthélabo détiennent à l’issue de cette offre approximativement 51% du Groupe élargi et les actionnaires d’Aventis environ 49%. Le calendrier, je n’en dirai pas grand-chose, sinon que c’est un calendrier classique. Il faut retenir que nous envisageons une clôture au cours du deuxième trimestre 2004.

J’aimerais encore vous donner quelques informations financières sur le nouveau Groupe, en commençant par le traitement comptable de l’opération. Cette opération sera comptabilisée selon les normes françaises et selon la méthode dite de l’acquisition à la juste valeur, c’est-à-dire mettre les actifs et passifs d’Aventis à leur juste valeur. Cela aura nécessairement des impacts comptables assez importants, mais des impacts comptables qui seront bien évidemment sans effet sur le cash dégagé par l’Entreprise. C’est la raison pour laquelle, au-delà de la publication des résultats selon les normes en vigueur dans notre pays, nous avons prévu, pour la communication, de donner un résultat net ajusté, afin de faciliter la lecture, et surtout de faciliter la lecture dans le temps, entre la performance que vous connaissez et la performance qui se dégagera du Groupe. Je vous en montrerai un exemple tout à l’heure. Ce résultat net ajusté, nous le ferons porter essentiellement sur les activités stratégiques. Il servira de base à la détermination du dividende de Sanofi-Synthélabo dans le futur. Sans vous faire un cours de comptabilité, je vous rappelle les quelques grands impacts qu’il y a dans la méthode dite de « l’acquisition à la juste valeur ». Il y a bien sûr un effet immédiat. Vous savez qu’on est conduit dans notre métier à valoriser le portefeuille de recherche et développement et à le passer en charge la première année. Nous avons d’autres effets particuliers, immédiats ou presque immédiats. Nous sommes conduits à revaloriser les stocks d’Aventis, et les revaloriser au prix du marché, c’est-à-dire de se priver des bénéfices réalisés sur les ventes tant que le stock n’a pas été épuisé. Cela dure plus ou moins longtemps. Dans le cas présent, nous imaginons un délai d’un peu moins d’un an. Nous avons également des coûts d’intégration et de restructuration, qui sont de court terme et qui seront mis en oeuvre en 2004 ou 2005. Et enfin, nous avons des éléments de plus long terme, qui sont à la suite de la revalorisation de ces actifs et passifs, notamment la revalorisation des incorporels qui sont amortissables selon la durée de vie résiduelle. Je vous en dirai un mot tout à l’heure. Nous avons également d’autres éléments de l’actif et du passif du bilan, avec des impacts moindres. Et enfin le goodwill résiduel qui, je vous le rappelle, est encore amortissable en normes françaises – bien que dans les nouvelles normes européennes, il n’est plus prévu d’amortissement du goodwill, au même titre qu’il n’y en a plus dans les normes américaines. Concrètement, comment va se présenter cette communication? Comme je vous le disais, elle sera bien sûr d’abord faite sur le résultat net comptable selon les normes françaises. Puis, nous réincorporerons quelques grands éléments pour arriver à ce résultat net ajusté. J’en ai parlé: l’acquisition de la recherche, la réévaluation des stocks, les amortissements liés à la revalorisation des immobilisations incorporelles et autres, les charges d’amortissement d’écarts d’acquisition, et enfin les coûts d’intégration. Nous avons illustré ceci sur la base des comptes pro forma 2002, des comptes de résultat des deux groupes, avec deux colonnes: le combiné et surtout les activités stratégiques. Vous retrouvez le chiffre d’affaires de 25 milliards évoqué tout à l’heure. Vous voyez immédiatement que ce chiffre met en évidence un résultat net comptable qui serait une perte de 4,5 milliards, mais un résultat net ajusté qui est un profit de 4,3 milliards. Cette différence de près de 9 milliards peut paraître considérable. Il y a deux types d’éléments: comme nous l’avons dit, il y a des éléments “ one shot ” et des éléments plus pérennes. Je vous en donne grossièrement la décomposition. Nous avons évalué la recherche à passer en charges à 4 milliards. Nous avons évalué l’impact de la revalorisation des stocks à environ 2 milliards nets d’impôts. Ce sont donc les éléments spot. Et puis nous avons évalué l’amortissement des incorporels nets d’impôts à environ 2 milliards et enfin, l’amortissement du

Paris, le 26 janvier 2004	12

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

goodwill à 700 millions. Voilà ce qui sépare les deux chiffres que vous avez sous les yeux. Un autre point est également très important. Vous voyez que le BNPA ajusté, tel qu’il ressort de cette présentation, serait de l’ordre de 3,47 euros sur l’ensemble des comptes consolidés combinés et de 3,11 euros sur les activités stratégiques. Nous avons tenu à comparer ceci avec ce qu’était la performance publiée de Sanofi-Synthélabo en 2002. Je vous le rappelle, elle était un bénéfice net de 2,42 euros. Je crois que c’est la meilleure démonstration du caractère immédiatement relutif de cette opération, comme nous avons pu l’affirmer. Nous avons dit qu’elle serait relutive dès 2004. Cet exercice qui est celui qui interviendra dans la réalité, je crois, le montre très bien.

Un mot sur le financement de l’offre. Je vous disais qu’il y avait une part de numéraire: 19% de la valeur est en numéraire. Ceci représente un petit peu plus de 9 milliards d’euros. Bien sûr, nous avons mis en place les lignes de crédit syndiqués nécessaires pour couvrir cette acquisition et également, en cas de besoin, les besoins de refinancement d’Aventis. C’est important. Nous pensons pouvoir dire aujourd’hui que cette dette liée à l’acquisition sera remboursée en cinq ans maximum grâce à la génération de cash-flow interne de l’Entreprise. Je crois que c’est très important. C’est la raison pour laquelle nous avons mis du cash dans cette offre, pour bien montrer la confiance que nous avons dans l’évolution de ce nouveau groupe. Nous allons bien sûr demander très rapidement, maintenant, une notation aux agences de rating, puisque nous aurons cette dette. Je vous remercie.

Paris, le 26 janvier 2004	13

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

Conclusion

Jean-François DEHECQ

Je vais essayer de ne pas être long. Je voudrais d’abord vous dire, peut-être avec plus de calme, mais pas moins d’enthousiasme, pour montrer la force de ma conviction de manière sereine. Au-delà des modalités et des raisons que nous vous avons expliquées, cette offre est une belle offre, cette opération correspond vraiment aux intérêts fondamentaux des deux entreprises. Elle offre vraiment des perspectives d’avenir pour les salariés. Je pense que, pour les actionnaires, elle est véritablement créatrice de valeur. Elle est vraiment créatrice de valeur, aujourd’hui et demain. Je pense, parce que c’est ma vie, qu’elle sert le monde de la recherche au service des patients, ce qui est mon métier.

Dans ce monde ouvert, ce monde de très grande compétition, créer un leader de la pharmacie, fort, ancré en Europe, fort en France, fort en Allemagne, solide dans les autres pays européens, c’est vraiment faire quelque chose qui a du sens, pour autant que cet ensemble européen soit bien tourné, ait une grande vision, vers l’avenir et vers le monde extérieur.

Je voudrais dire deux ou trois choses, et là aussi peut-être en y mettant, non pas de la solennité, mais y mettant vraiment de la sincérité. Là, cette fois, oui, je vous parle, et je vous parle sans langue de bois. On a écrit, on va dire, tout le monde va dire, que cette offre est hostile. Cette offre n’est contre personne. Elle n’est contre personne. Cette offre, elle est pour. Elle est pour! Elle est pour les salariés, elle est pour un projet d’entreprise, elle est pour l’avenir des deux groupes, elle est pour la santé, elle est pour faire mieux de la recherche, elle est pour mieux se développer, elle est pour construire une grande entreprise européenne, mondiale. Cette offre n’est contre personne. Elle est pour! Elle est pour!

Deuxième point. Qu’est-ce qu’on va me dire? On va dire: “ mais pourquoi fait-il cela maintenant? Il fait cela parce qu’il a peur du procès Plavix®! ”. Eh bien non! je n’ai pas peur du procès Plavix®. Ma conviction, notre conviction, est toujours la même! Nous avons toutes les raisons de gagner ce procès. L’incertitude pèse et elle est normale dès que l’on est devant des instances judiciaires. Je ne vais pas vous affirmer à 100%, et je ne vous donnerai pas de chiffres. Mais oui, nous sommes toujours aussi confiants. Et tout ce qui s’est passé dans l’étude de ce procès, les discoveries, etc. nous confirme dans le fait que nous avons toutes les raisons d’être toujours aussi confiants. Bien sûr, on va écrire: “Ils font cela vite parce qu’ils ont peur du procès Plavix®”. D’autres vont dire: “Mais pourquoi font-ils cela alors que les résultats de Rimonabant vont arriver en fin d’année, qu’ils vont avoir en fin d’année les résultats définitifs d’un produit qui risque de se comparer largement à Plavix®”. Hé bien oui, nous n’attendons pas cela. Je pourrais aussi vous dire: “ nous on à ça, eux ils ont Allegra®, Lovenox®, etc. “. Non, cela n’est pas sérieux. La vie d’une entreprise pharmaceutique est une confrontation permanente avec le marché, avec la volonté des uns et des autres d’attaquer des brevets, de les défendre. Il faut garder beaucoup de sérénité dans tout ça, d’autant plus que tout cela évolue à des rythmes dont nous ne sommes pas maîtres. Ce n’est pas parce que nous avons peur de perdre le procès Plavix®. Ce n’est pas non plus par calcul parce que l’on ferait mieux d’attendre Rimonabant. On le fait parce que c’est le moment de le faire.

Pourquoi est-ce le moment de le faire? Je vous ai suffisamment dit combien je pensais que cette entreprise Aventis était une belle entreprise. C’est une entreprise avec laquelle on peut faire des

Paris, le 26 janvier 2004	14

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

choses formidables. Combien se marier avec Aventis est une source de performances et de succès pour le futur. Je ne vais pas me lancer dans la critique. Je dis simplement, parce que je le lis tous les jours, parce que d’aucuns l’écrivent, parce que le monde est ce qu’il est, que cette entreprise est une entreprise fragilisée, pour reprendre un terme que je n’épouse pas, qui est, en tous cas le terme utilisé. Vous savez ce que cela veut dire: cela signifie que tous les vautours sont là. On vit dans un monde, celui de l’industrie pharmaceutique, dans lequel beaucoup de gens ont besoin, pour grandir, d’absorber et d’avaler parce que la machine manque de charbon et de nouveaux produits. Alors on fait des choses, on casse, on coupe et, avec les synergies, on améliore un peu ses résultats. Dans ce monde-là dans lequel nous vivons, il ne faut pas laisser les choses exposées trop longtemps.

Et puis, pour aller au bout de mon raisonnement, et vous en êtes bien conscients, la fin du pacte d’actionnaires annoncée, elle existe. Tout le monde sait qu’en décembre 2004, le pacte d’actionnaires ne sera pas renouvelé. Alors là, la volonté des prédateurs – c’est un grand mot mais qui veut bien dire ce qu’il veut dire – de regarder s’il n’y a pas moyen de ramasser Sanofi-Synthélabo et d’avaler la machine, la machine à faire des produits et générer des résultats va être immense. Je ne ferais pas mon boulot, je serais un patron minable si je n’étais pas capable d’anticiper. Si l’on ne veut pas subir – je n’ai jamais voulu subir – il faut savoir anticiper. A l’évidence, après ce que j’ai dit du contexte que vous analysez comme moi, qu’est-ce qu’on fait? En rapprochant ces deux entreprises, on construit une formidable entreprise européenne, capable d’assurer la pérennité des deux entreprises. Que l’on ne vienne pas me dire que nous ouvrons la porte à un chevalier blanc. Je rassemble ces deux entreprises pour être sûr qu’effectivement, on pourra construire cette grande, cette formidable entreprise européenne. Pour cela, il ne faut effectivement pas perdre de temps.

Moi j’y crois. J’y crois beaucoup. Vous le savez tous. Mes troupes y croient, nous y croyons, et je veux que tout le monde y croit. A la fin, j’aurai bien sûr beaucoup de fierté, mais ce n’est pas de la fierté pour moi. C’est de la fierté pour les gens qui feront ces deux entreprises quand on les aura rassemblées si l’on réussit à faire quelque chose qui est vraiment une formidable entreprise européenne. On pourra être, tous ensemble, fiers d’avoir fait ça. Moi, j’y mettrai toute mon énergie. Alors ça oui! Je vais consacrer toute mon énergie à réunir ces héritages d’Aventis et de Sanofi-Synthélabo, à les transformer, à les compléter. Je pense qu’en unissant nos forces, et en les unissant vite, sans attendre qu’il soit trop tard, on peut construire ensemble ce fameux groupe, dont on a besoin. On a besoin de ce groupe équilibré, solide, porteur d’une stratégie claire. Chacun saura où il va, chacun saura ce qu’il a à faire, sans avoir peur du lendemain en permanence. Vous savez pas ce que c’est que de vivre dans une entreprise où, tous les matins, lorsque vous arrivez au boulot, au lieu d’être content d’arriver et d’avoir du bonheur à venir travailler, vous êtes dans l’angoisse de savoir qui va venir vous bouffer, comment ça va se passer. Dans de tels cas, les gens vivent assis, ils ne vivent pas debout. Voilà ce que je veux éviter. Je pense que je ne ferais pas mon travail si je ne faisais pas cela. Je pense que, vraiment, c’est une offre qui est bonne, sincèrement bonne pour les deux entreprises, bonne pour les actionnaires et qui est véritablement porteuse d’un bel avenir. Merci.

Nous allons maintenant passer aux questions.

Je vais vous demander de me laisser voir la salle. J’ai en effet beaucoup de mal à parler sans voir les gens. Veuillez vous présenter puis poser votre question.

Paris, le 26 janvier 2004	15

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

Questions

Frédéric DEDUIT, Exane

Il y a beaucoup d’atouts dans cette fusion. On les perçoit bien. Il y a certainement des risques de réalisation. Comment les résoudrez-vous? Vous avez parlé de la recherche. Vous avez cité quelques chiffres de la recherche de votre futur partenaire Aventis. Concrètement, comment comptez-vous mettre en place une recherche plus efficace dans le nouvel ensemble?

Jean-François DEHECQ

Sur la mise en place d’une recherche efficace, je laisserai la parole à Gérard Le Fur. Aujourd’hui, s’il y a un risque, c’est de ne pas réussir à convaincre les gens, et de convaincre le corps social que c’est une belle aventure qu’on lui propose. Si je pensais qu’il y avait un risque de non-réussite, je pense que je serais resté assis derrière mon bureau. C’est ça le risque majeur. On y arrivera.

Nous y arriverons parce que c’est vrai, parce qu’il n’y a pas de calcul! Il y a une évidence, et puis il y a un track record. En anticipant, sauf si Gérard veut me couper la parole, que faut-il faire avec cette recherche? Il faut re-mobiliser les gens sur des projets. Je laisse la parole à Gérard.

Gérard LE FUR

Un budget potentiel de 4 milliards d’euros: certes, c’est quelque chose de difficile à gérer ou à faire fonctionner; ceci étant, c’est quelque chose de merveilleux que d’avoir la chance d’avoir une puissance parmi les trois plus grands groupes mondiaux.

Cela fait 18 ans que je suis dans cette société. J’ai quand même passé quelques années au sein de ce qui s’appelait à l’époque Rhône-Poulenc, et qui est aujourd’hui Aventis. J’aurai donc le plaisir de revoir plein d’amis et de re-fonctionner avec eux. Comme Jean-François l’a souligné, et j’y crois beaucoup, l’interaction entre les gens est ce qui fait la différence. C’est quelque chose de capital dans la recherche, ou dans le sport. On peut d’ailleurs faire l’analogie avec une équipe qui a le moral et une équipe qui ne l’a pas.

Ensuite, je ne suis pas là pour critiquer la recherche d’Aventis. Tout le monde, et je suis le premier à admirer énormément ce qu’ils font dans les vaccins. Cette recherche dans le domaine des vaccins est merveilleuse et ils ne sont pas leader mondial dans ce domaine par hasard.

Par ailleurs, dans le domaine de l’oncologie, nous sommes des “petits nouveaux”. Nous arrivons doucement et modestement avec l’Eloxatine® . La maison Aventis a le Taxotere®, les taxoïdes et d’autres produits.... Il y a une véritable culture dans le domaine de l’oncologie. De même, dans le domaine du diabète, tout ce qui est en train d’arriver chez Aventis est important. Nous nous connaissons bien. C’était le cas aussi avec Synthélabo, je crois qu’on vous l’avait dit. Nous sommes proches. Nous nous connaissons depuis longtemps. Je crois qu’avec Aventis, ce sera le même état d’esprit, mais à une autre échelle. Mais nous avons aussi appris à grandir, nous aussi. Nous sommes très contents, nous sommes convaincus que nous allons fonctionner sur le même track record, comme le disait Jean-François précédemment.

Paris, le 26 janvier 2004	16

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

Jérôme BERTON, ING

Concernant les désengagements de produits auxquels vous avez fait allusion ce matin dans votre communiqué de presse. Vous avez indiqué que Arixtra® et Fraxiparine® étaient proposés à la cession. Cela signifie-t-il que vous être très confiant concernant la “re-insurance” du brevet de Lovenox®? Y a-t-il autre chose de prévu? L’on sait que vous avez engagé beaucoup de frais autour du life cycle management d’Arixtra®.

Par ailleurs, sans vous demander de chiffrer les conséquences sociales, en France et en Allemagne, quand on voit les difficultés rencontrées par Aventis à Romainville, ne redoutez-vous pas un risque d’exécution par rapport à cela dans ce cadre?

Enfin, n’avez-vous pas peur de l’arrivée d’un “chevalier blanc”, dans la mesure où ce serait dans l’intérêt d’Aventis de pouvoir faire relever son offre? Seriez-vous en mesure de relever la vôtre?

Jean-François DEHECQ

Vous pensez bien, s’agissant de votre dernière question, que c’est le dernier point sur lequel j’apporterai des commentaires. Et je suis bien convaincu que vous n’en attendiez pas.

Concernant ce que vous appelez le “risque social”, vous avez bien compris que pour moi, le social n’est jamais un risque. C’est une richesse. Les habitudes de la maison et notre culture des rapports sociaux est d’ailleurs illustrée par un certain nombre de classements récents. Il faut le garder. Je pense que chacun a son style. Telle est notre culture. Je ne reviendrai pas sur le fait que ces problèmes seront traités. Vous pourrez constater qu’ils sont toujours traités chez nous, même si cela ne fait pas la une des journaux. De toute façon, il faut les traiter avec les partenaires sociaux. Je n’aurai pas de bonne réponse à cette question.

Jean-Claude LEROY

Nous mettons en oeuvre un processus de cession de Fraxiparine® et d’Arixtra®. Vous nous avez demandé si nous étions confiants dans le brevet Lovenox® ou si les deux choses étaient liées.

Sur le territoire américain, nous sommes aux prémices des performances d’Arixtra®. Nous avons réalisé un tout petit chiffre d’affaires, tandis que Lovenox® est un produit fort bien établi, réalisant un gros chiffre d’affaires. Le choix s’imposait que de mettre en oeuvre cette cession. Même si les dossiers sont à l’étude au niveau des autorités de cession, d’un côté et de l’autre de l’Atlantique, en ce qui concerne l’Europe, nous savons déjà qu’il y aura un sujet sur le thème Fraxiparine®/Arixtra®/Lovenox® . Il nous paraît évident de garder le Lovenox® partout à travers le monde, raison pour laquelle nous mettons également en vente la Fraxiparine® en Europe, et nous avons préféré l’annoncer tout de suite. L’analyse des parts de marché tant d’un côté que de l’autre de l’Atlantique montre qu’il n’y a pas d’autre issue que de passer par ce processus.

S’agissant de Lovenox®, nous avons beaucoup lu les analystes externes qui se sont penchés sur ce problème. Nous y avons constaté une grande confiance quant à l’issue du procès qui devrait intervenir d’ici quelque temps.

Paris, le 26 janvier 2004	17

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

Matthew WESTON, Leman Brothers (question en duplex de Londres)

J’aurai deux questions.

Sur votre transparent 14, vous avez fourni des données très intéressantes sur la croissance du secteur: le potentiel de croissance est réel, mais l’évaluation du marché est faible. Pensez-vous que la croissance Sanofi-Aventis sera exprimée par la réaction du marché?

Concernant les calculs, vous avez utilisé les méthodes françaises. Si la transaction n’est pas terminée d’ici 2004, ne faudra-t-il pas, dans ce cas, utiliser les normes comptables internationales, auquel cas l’offre risquerait d’être beaucoup moins attractive?

Jean-Claude LEROY

Sur le traitement comptable, je tiens à dire tout de suite que nous n’avons pas choisi de nous dépêcher simplement pour des raisons comptables. Que va-t-il se passer? En France, comme dans les autres pays européens, les lois nous obligent à changer les référentiels comptables en 2005 avec production d’un bilan rétroactif 2004. Cela étant, les traitements d’une acquisition, quand bien même certains textes particuliers ne sont pas encore définitifs et émis mais devraient l’être dans les mois qui viennent, je peux vous assurer que nous retrouverons le principe dit de la cession à la juste valeur. La juste valeur, cela veut dire la réévaluation des actifs incorporés, la réévaluation des stocks. Vous allez me dire, évidemment, qu’il y a aussi la mise en évidence d’un goodwill qui sera non amortissable. Je tiens donc à rassurer notre interlocuteur: la mise en place de cette nouvelle norme n’aura pas d’effet significatif différent et ne mettra pas en place quelque chose de moins joli ou de plus laid. Les normes comptables n’ont rien à voir avec le timing de l’opération.

Jean-François DEHECQ

Il y a effectivement la maison Sanofi-Synthélabo à droite du graphique et vous me dites: Vous avez pourtant bien réussi votre fusion. Vous avez bien augmenté les résultats et le marché ne bouge pas. Je constate que, si on regarde sur la gauche les fusions qui ont été amicales et qui n’ont pas donné des résultats de croissance. En ce qui concerne notre titre, il est clair – là encore, ce n’est pas la peine de le contester – que le marché voudrait bien en savoir plus sur Plavix®. Le jour où le marché a craint cette attaque sur Plavix®, il a effectivement un peu dégradé notre cours. Je pense que, si nous n’avions pas actuellement le procès Plavix®, la valorisation ne serait pas ce qu’elle est. Je crois que ce que je retiens le plus de votre intervention – pourquoi elle va réussir ?... Voyez bien que ce que l’on dit maintenant à peu près partout: les fusions dites non sollicitées sont des fusions qui réussissent plutôt mieux que les fusions à l’amiable. Pourquoi? Ce n’est pas, contrairement à ce que les uns et les autres pourraient dire, parce qu’il y a plus de casse dans une fusion non sollicitée. C’est simplement que, dans une fusion non sollicitée, on va vite et on met tout de suite en place les systèmes pour mettre son projet d’entreprise en route. Quand on est dans une fusion amiable, on discute et il n’y a personne qui commande vraiment et c’est très difficile à jouer. Je pense que nous la réussirons parce que nous avons un projet clair, des objectifs clairs dans chacun des domaines de l’Entreprise et que nous souhaitons mettre en place très rapidement, avec les meilleurs, une équipe totalement dévouée à l’Entreprise.

Paris, le 26 janvier 2004	18

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

De la salle

Bonjour, Monsieur le président. J’ai quelques petites questions pour revenir sur le point que vous venez d’évoquer. C’est effectivement une offre non sollicitée. Vous venez de dire que ce n’est pas hostile. Je vous crois.

Jean-François DEHECQ

J’ai dit qu’elle était contre personne.

De la salle

Je n’imagine pas que vous n’ayez pas pris contact avec le management d’Aventis, au moins officieusement. J’aimerais savoir ce qui fait que vous présentez l’offre sans eux. Quelles sont les raisons pour lesquelles ils n’ont pas répondu à votre offre? La deuxième question que je voulais vous poser est la suivante. Vous avez présenté des comptes et des performances qui sont assez clairs. J’aimerais avoir l’impact de cette offre sur les grands postes du bilan. Dernier point: si vous pouviez comparer les valorisations, en terme de multiples, comparer les offres d’Aventis et de Sanofi-Synthélabo.

Jean-François DEHECQ

A votre première question, je ne vais faire que redire ce que j’ai déjà dit. Il n’y a pas eu, il n’y a eu aucune négociation, aucune approche récente. Nous avons décidé de faire une offre directe, ouverte et publique, pour éviter justement un processus long susceptible de conduire à des spéculations de tous ordres, néfastes au projet, aux actionnaires et aux entreprises. Ma réponse est tout à fait claire. Vous me demandez quels sont les contacts que j’ai eu avec le management. Je n’en ai pas eu.

Pour la deuxième question, concernant les performances et l’impact sur le bilan, je passe la parole à Jean-Claude.

Jean-Claude LEROY

Je vais vous donner rapidement deux ou trois chiffres. Je vous ai parlé de valorisation de l’actif. Jean-François disait tout à l’heure que notre offre valorisait la maison Aventis à environ 47 milliards d’euros. Grosso modo, retenez que la revalorisation des incorporels pour le bilan, c’est une trentaine de milliards. Bien sûr en face, puisque c’est déductible, il y aura une dette d’impôts de 10 milliards différés. Retenez que le goodwill sera de l’ordre d’une vingtaine de milliards. Retenez également que la dette d’acquisition sera de l’ordre de 9 milliards. Ceci pour vous donner les principaux éléments du bilan qui caractérisent cette opération.

Jean-François DEHECQ

On me fait remarquer que parce que je suis d’une franchise totale, il faut que je le sois jusqu’au bout. Bien sûr, je dis bien que c’est une offre qui n’est contre personne. Le top management

Paris, le 26 janvier 2004	19

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

d’Aventis – tous ceux que j’ai pu joindre – a été averti hier soir. C’est simplement parce que nous sommes très bien élevés et parce que je n’ai aucune raison de ne pas dire ce que je vais faire. Mais cela ne change rien au fait qu’il n’y a eu aucune négociation.

Jean-Claude LEROY

Je reviens rapidement sur la question des multiples. Vous avez encore le graphique sous les yeux. Le PER d’Aventis est de 13, celui de Sanofi-Synthélabo de 17. Le Président vous rappelait tout à l’heure que la maison Aventis a un résultat avant goodwill supérieur d’un peu plus de 40% à celui de Sanofi-Synthélabo. C’est en analysant ces données que nous sommes parvenus à la détermination d’une prime de 15,2%, qui à la fois crée de la valeur pour, bien sûr, les actionnaires d’Aventis, mais garde aussi une part de la valeur pour les actionnaires de Sanofi-Synthélabo.

De la salle

Concernant les synergies, ce qui surprend le plus, c’est le timing. Vous voulez réaliser complètement en deux ans ce qui normalement se fait en trois ans. Pouvez-vous donner votre sentiment sur la répartition géographique des synergies en France et aux Etats-Unis, et sur les délais incompressibles des opérations. Deuxièmement, dans quel délai pensez-vous que les autorités de la concurrence peuvent se prononcer? Troisièmement, j’ai une question à poser à Monsieur Leroy sur les deux comptes de résultat. Si j’ai bien compris, ce sera un peu comparable à la présentation d’Aventis et d’Aventis Behring avec les deux comptes de résultats. Cela dit, celle-ci a été prévue, en principe, de se terminer un jour, c’est-à-dire de céder les activités non-stratégiques. Si je comprends bien, à long terme, il restera quand même une différence. En effet, à partir de 2005, le goodwill ne sera plus amorti. Mais les amortissements incorporels perdureront. Est-ce qu’il y aura toujours deux comptes de résultats publiés ? Est-ce que j’ai bien compris le chiffre de deux milliards d’euros d’amortissements incorporels?

Jean-François DEHECQ

Les délais que nous avons fixés et qui ont conduit à faire le timing des synergies correspondent à une fin d’opération espérée à la fin du premier semestre. De fait notre objectif est fin juin 2004. En ce qui concerne les synergies, s’il y avait des difficultés, nous pourrions étendre un peu la période, nous ne voulons pas rechercher les synergies à travers des plans sociaux. Ce n’est pas comme cela que nous devons faire.

De la salle

Cela comprend les autorisations des autorités de la concurrence?

Jean-François DEHECQ

Oui. A la fin du premier semestre. Dans les conditions dans lesquelles nous traitons les problèmes de concurrence, nous sommes sur un objectif à la fin du premier semestre.

Paris, le 26 janvier 2004	20

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

Je reviens sur votre deuxième question, concernant les synergies. Effectivement, s’il y avait du décalage, on pourrait décaler dans le temps. Mais vous semblez une fois de plus lier la totalité des synergies à un problème de licenciement de personnel. Ce n’est pas ma manière de voir les choses. Vous me parlez des délais en France et dans certains pays d’Europe. Je crois que ce n’est pas comme cela que ça se pose. A votre question sur une répartition géographique des synergies, c’est vraiment partout qu’il faut aller chercher des synergies. Il n’y a pas de petit pays, mais il n’y a pas de grand pays non plus.

Jean-Claude LEROY

Comme vous l’avez vu, nous avons conservé cette division entre activités stratégiques et non stratégiques, qui est celle d’Aventis aujourd’hui. C’était forcément indispensable lorsqu’il concernait le pro forma 2002. Nous avons dit que nous le conserverions tout simplement parce que la cession de l’Aventis Behring, activité non stratégique, son closing n’interviendra que quelque part en 2004. Donc l’année 2004 contiendra encore des éléments comptables des activités stratégiques. Nous avons pensé, pour être plus clair, qu’il fallait continuer jusqu’à temps qu’il y en ait. Quand il n’y aura plus d’impact comptable, probablement, cette subdivision ne s’imposera plus. Dernière question, oui, les amortissements incorporels par an représentent 2 milliards d’euros net d’impôt.

De la salle

J’ai deux questions subsidiaires. Avez-vous pris langue directement ou indirectement avec KPC, l’actionnaire d’Aventis? Quelle est votre position par rapport à Rhodia, même si M. Landau a répondu au Monde qu’il pensait boucler la sortie d’ici la fin de l’année?

Jean-François DEHECQ

A cette dernière question, il est bien clair que, ne connaissant pas le dossier, je me garderai de vous répondre et d’émettre le moindre avis, ce n’est pas mon habitude.

Quant à la deuxième question, il est bien évident qu’à partir de maintenant, notre travail va consister à convaincre les administrateurs et les actionnaires d’Aventis – vous citez KPC qui est un gros actionnaire – de l’intérêt de notre projet. Je n’ai pas à ce jour contacté les actionnaires de KPC. Mais je le ferai!

Question de Londres

Vous avez donné les raisons de cette fusion. Découle-t-elle d’une réévaluation de l’industrie pharmaceutique dans son ensemble?

Page 20 du document que vous nous avez remis, il est question de synergies commerciales avec Aventis aux Etats-Unis, ce qui paraît bizarre, étant donné l’étendu du marché américain et les possibilités de promotion qu’il ouvre. Faut-il en conclure que Sanofi-Synthélabo n’est pas parfaitement placé pour vendre ses propres produits et que, par conséquent, le marketing joue mal

Paris, le 26 janvier 2004	21

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

son rôle? L’une des contraintes de la JV avec BMS oblige peut-être à limiter les efforts sur Plavix®.

Enfin, confirmez-vous que les réductions de coût seront nets ou s’agit-il de coûts évités? Aviez-vous prévu une augmentation du budget celui-ci va-t-il se trouver amputé de 1,6 milliard d’euros?

Hanspeter SPEK

Concernant les Etats-Unis, la position par rapport à BMS n’a absolument pas joué dans notre décision par rapport à Aventis. Les relations avec BMS sont bonnes., la performance des produits également. Pour l’instant, nous ne voyons pas la nécessité d’ajouter des moyens. Au contraire, face à la bataille qui s’annonce autour d’Ambien® et d’Ambien® CR dans les deux ans à venir, un renforcement de nos propres moyens sera un atout très important et peut-être plus encore avec le lancement de Rimonabant, qui aura son marché principal aux Etats-Unis où il réalisera plus de 50% (peut-être 60%) de son chiffre d’affaires futur. Dans cette perspective, un rapprochement entre les deux groupes représente une source de synergie supplémentaire formidable.

Jean-Claude LEROY

Le chiffre de 1,6 milliard d’euros de synergies est bien composé des deux éléments: les synergies négatives, de coûts, et les synergies positives qui résulteraient d’une accélération de la croissance du chiffre d’affaires dans certaines zones. Je précise que les synergies de réduction de coût sont plus importantes que les synergies positives en termes de chiffres. C’est bien l’ensemble des deux qui fait 1,6 milliard d’euros.

Jean-François DEHECQ

Pour répondre à la question sur la part de l’environnement dans le rationnel, je pense qu’il est logique, et c’est le minimum de ce que doit faire un président d’entreprise, que de tenir compte de tout ce qu’il entend, de ce qu’il voit, de ce qu’il projette à travers les grandes évolutions du marché pour se dire que des grands mouvements peuvent encore avoir lieu et se préparent. L’agitation, dans un certain nombre d’endroits, prouve bien que le temps ne travaille pas toujours pour soi. Il faut savoir anticiper plutôt que d’avoir à subir. Dans cet examen de l’environnement, il est sûr que nous pensons que ce n’est pas une bonne solution à terme que de devoir partager les produits dans des co-promotions et des co-développements. Cela est compliqué et conduit à donner une part des résultats à un partenaire. Cet élément, évoqué par Hanspeter, qu’il parle du zolpidem CR, d’Uroxatral et surtout pour Rimonabant, faisait que nous avions des décisions importantes à prendre, qui ne sont pas les mêmes selon la taille que nous avons. Tous ces éléments environnementaux, au sens général et particulier, ont bien sûr été pris en compte.

Pour des raisons de timing, nous prendrons encore deux questions.

De la salle

Avez-vous l’intention de défendre le site recherche France et comment? D’autre part, il y a eu un précédent en matière de rapprochement, celui d’Axa et UAP. Axa a attendu que la menace sur UAP

Paris, le 26 janvier 2004	22

Présentation de l’offre publique sur Aventis	Sanofi-Synthélabo

se précise pour apparaître comme le chevalier blanc. Cela n’aurait-il pas pu être un modèle pour vous aussi?

Jean-François DEHECQ

Si vous me demandez une fois de plus si j’ai peur d’un chevalier blanc, je vous réponds que je n’ai pas peur parce que, par principe, je n’ai pas peur et je fais face aux situations. Bien entendu, nous avons envisagé toutes les solutions et nous ferons ce qu’il y a à faire. Je vous remercie de me demander de bien regarder ce qui s’est passé entre Axa et UAP. Ce n’est pas mon domaine d’activité, je n’avais pas focalisé là-dessus, mais j’en connais d’autres!

Concernant la recherche, pour une maison comme la nôtre, avec l’implantation recherche que nous avons en France... Nos centres de recherche sont sans doute très agréables pour les chercheurs. Nous n’avons aucun mal à avoir de très bons chercheurs même venant de l’étranger, arrivant à Montpellier et à Toulouse, et nous n’avons non plus aucun mal à les garder. Je ne pense pas qu’il s’agisse uniquement d’une question de site. C’est simplement la qualité de l’équipe qui mène cette recherche qui l’explique. Bien sûr que le site recherche France est pour moi fondamental. Je dirais même le site recherche Europe parce que nous avons aussi des centres en Europe.

De la salle

Vous avez fait mention des racines historiques de Hoechst Marion Roussel et de Rhône-Poulenc. Cela signifie-t-il que vous allez suspendre la fermeture du centre de recherche de Romainville?

Jean-François DEHECQ

Là encore, il s’agit d’un sujet que je ne connais pas et sur lequel je ne me prononcerai pas aujourd’hui. Il me semble que beaucoup de choses sont en cours et je pense que les entreprises, même quand elles sont dans une situation de ce type, avec des offres telles que la nôtre, doivent continuer de fonctionner et faire ce qu’elles avaient prévu de faire.

Encore une fois, merci beaucoup.

Paris, le 26 janvier 2004	23